UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-15 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2004

Commission File Number: 001-14568

IPSCO INC.

(Exact name of registrant as specified in its charter)

P.O. Box 1670, Regina, Saskatchewan, Canada, S4P 3C7

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____

Form 40-F   x

Indicated by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1). _____

Note:  Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): _____

Note:  Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holder, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicated by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes

[   ]

No

[ x ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  82-_____.

Exhibit Index

Exhibit #	Description	Page #
I	News Release – IPSCO'S President and CEO Promotes Safety For North American Steel Workers	1-2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IPSCO Inc.

Date: July 7, 2004

By: s/George Valentine

_______________________

George Valentine

Vice President, General Counsel

and Corporate Secretary

                                                                                                                                                                     News Release

For Immediate Release

IPSCO’S PRESIDENT AND CEO PROMOTES SAFETY FOR NORTH AMERICAN STEEL WORKERS

[Lisle, Illinois] [July 7, 2004] -- IPSCO Inc. (NYSE/TSX: IPS) today announced its President and CEO David Sutherland, the Chairman of the American Iron and Steel Institute (AISI), signed a historic one-year Alliance with the U.S. Occupational Safety and Health Administration (OSHA). On behalf of AISI member producers, Sutherland signed the Alliance to launch a cooperative partnership between the steel industry and OSHA designed to enhance worker safety and health in the nation’s steel mills. Two other major trade associations representing basic and specialty steel producers also signed the Alliance, agreeing to work together to improve employee safety.

Key elements of the Alliance will be built around the development of a steel industry safety and health management process reference tool, disseminating safety related information through OSHA and steel industry print and electronic media, promoting prevention of workplace injuries and illnesses through association and member company participation in conferences and meetings, and cross-training of OSHA and steel industry safety professionals.

“We are pleased to join OSHA in a commitment to expand the cooperative approach to improve workplace health and safety,” said Sutherland. “OSHA working with steel producers to eliminate factors that contribute to accidents can serve only to benefit both employees and their employers,” he added.

IPSCO also played a key role in developing the Alliance framework through its Director of Corporate Safety, John Carroll, who also chairs the AISI’s Safety and Health Committee. Carroll says he is looking forward to working with OSHA to improve and address workplace challenges. “Maintaining worker safety is a top priority for IPSCO and our colleagues in the steel industry and this important Alliance with OSHA will help us to effectively share our knowledge and resources to the benefit of worker’s health and safety.” Carroll also notes that a key element of the partnership is a joint working committee with members from both industry and government meeting regularly and encouraging free and open exchange on topics related to safety.

EXHIBIT I

The AISI reports that for each of the past ten years, U.S. steel producers have experienced fewer injuries than the manufacturing average and have achieved significant reduction in each major statistical measure over the same time period. Based in Washington, DC, the AISI is a non-profit association of North American companies representing more than 30 integrated and electric furnace carbon steel producing members.

IPSCO is an electric furnace flat rolled steel producer and a leader in the development of high strength steel and pipe. Headquartered in Lisle, Illinois, it operates facilities in the U.S. and Canada with the capacity to make 3,500,000 tons of steel annually. Utilizing electric arc furnaces, the steelworks melt steel scrap, and with the addition of appropriate alloys, create numerous grades and strengths of hot rolled discrete plate and coil. Steel can then be further processed at IPSCO's temper leveling and coil processing facilities. In addition, IPSCO's pipemaking facilities across the U.S. and Canada can produce square, rectangular, and round tubular products in various diameters up to 80”.

For further information on IPSCO, please visit the company’s web site at www.ipsco.com.

This news release contains forward-looking information with respect to IPSCO’s operations and beliefs. Actual results may differ from these forward-looking statements due to numerous factors, including, but not limited to, weather conditions affecting the oil patch; drilling rig availability; demand for oil and gas; supply, demand and price for scrap metal and other raw materials; supply, demand and price for electricity and natural gas; demand and prices for products produced by IPSCO; general economic conditions and changes in financial markets. These and other factors are outlined in IPSCO’s regulatory filings with the Canadian securities regulators (at www.sedar.com) and the Securities and Exchange Commission, including those in IPSCO’s Annual Report for 2003, its MD&A, particularly as discussed under the heading “Business Risks and Uncertainties,” its Annual Information Form, and its Form 40-F.

Company Contact:

John Comrie

IPSCO

Tel. (630) 810-4730

Release #04-15

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